21002689

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section
MAR 03 2021
Washington DC
406

SEC FILE NUMBER
8-48921

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Higgins Capital Management, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2223 Avenida De La Playa, Suite 210
(No. and Street)

La Jolla	**California**	**92037-3218**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah M. Higgins **(800) 716-6510**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	**Los Angeles**	**California**	**90064**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Deborah M. Higgins**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Higgins Capital Management, Inc.**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Deborah M. Higgins
Signature

President
Title

Charlotte Mitchell 2/23/2021
Notary Public
(See attached notary jurat)

*This report ** contains (check all applicable boxes):*

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 23 day of FEB, 2021, by
Date *Month* *Year*

(1) Deborah M. Higgins

(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Charlotte Mitchell
Signature of Notary Public

CHARLOTTE MITCHELL
Notary Public – California
San Diego County
Commission # 2228152
My Comm. Expires Feb 4, 2022

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** 2/23/21

Number of Pages: _____ **Signer(s) Other Than Named Above:** __________

HIGGINS CAPITAL MANAGEMENT, INC.
TABLE OF CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Higgins Capital Management,Inc .

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Higgins Capital Management, Inc. as of December 31, 2020, the related statements of operations,c hanges in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules collectively referred to as the "financial statements". In my opinion, the financial statements present fairly, in all material respects, the financial position of Higgins Capital Management, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Higgins Capital Management, Inc.'s management. My responsibility is to express an opinion on Higgins Capital Management, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Higgins Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the audit Higgins Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Higgins Capital Management, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Higgins Capital Management, Inc.'s auditor since 2007.
Los Angeles, California
February 26, 2021

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	67,890
Cash at clearing organization		140
Investment in securities		4,126
Due from broker		13,179
Deposits at clearing organization		50,000
Prepaid expense		1,885
Operating lease right-of-use asset		6,016
Total Assets	$	143,236

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	4,086
Note payable		21,456
Operating lease liability		7,306
Total Liabilities		32,848
Stockholders' Equity		
Common stock stated at $1 per share;		
authorized 1,000,000 shares; issued and outstanding 10,000 shares		10,000
Paid in capital		17,875
Retained earnings		82,513
Total Stockholders' Equity		110,388
Total Liabilities and Stockholders' Equity	$	143,236

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue		
Commissions and fees	$	288,737
Interest income		331
Total Revenue		289,068
Unrealized loss		784
Operating Expenses		
Compensation and benefits		87,383
Communication and data		43,282
Clearing fees and other trading charges		42,448
Rent		30,168
Professional fees		14,354
Regulatory fees		6,918
Other operating expenses		66,958
Total Operating Expenses		291,511
Loss before tax		(3,227)
Tax provision		800
Net Loss	$	(4,027)

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Stockholders' equity as of December 31, 2019	$ 10,000	$ 17,875	$ 86,540	$ 114,415
Net loss			(4,027)	(4,027)
Stockholders' equity as of December 31, 2020	$ 10,000	$ 17,875	$ 82,513	$ 110,388

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities		
Net loss	$	(4,027)
Adjustments to reconcile net income		
to net cash used in operating activities:		
Amortization of operating right-of-use asset		23,172
(Increase) decrease in:		
Investment in securities		(4,126)
Due from broker		10,231
Increase (decrease) in:		
Accounts payable		(2,463)
Operating lease liability		(28,327)
Net Cash Used by Operating Activities		(5,540)
Cash Flows from Financing Activities		
Proceeds from issuance of note		21,456
Net Cash Provided by Financing Activities		21,456
Net Increase in Cash and Cash Equivalents		15,916
Cash and cash equivalents at beginning of year		102,114
Cash and Cash Equivalents at End of Year	$	118,030
Supplemental Cash Disclosures		
Taxes paid	$	800

The accompanying notes are an integral part of these financial statements.

1. Organization

Higgins Capital Management, Inc., (the Company), is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in La Jolla, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's business consists of the retail of corporate debt and equity securities, United States government securities, municipal securities and investment advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2020.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2020.

Revenue Recognition
Revenue is earned through services related to brokerage and management. Brokerage commissions and related clearing and floor brokerage expenses are recorded at a point in time on either the trade or settlement date basis, which are not materially different. Mutual fund fees and mutual fund trails are recognized upon the settlement date of the related transaction which is not materially different than trade date. Management fees are received at the beginning of each quarter and the performance obligation is considered met by the end of each quarter.

2. Significant Accounting Policies *(continued)*

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2020, the Company had one long term operating lease.

Income Taxes
Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes. As of December 31, 2020, there are no uncertain tax positions.

For the year ended December 31, 2020, the provision for income taxes shown consists of the Company's share of state income taxes of $800. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2017 and 2016, respectively.

3. Recently Adopted Accounting Guidance

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13")
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $50,000 in cash deposits.

5. Cash

For the purpose of preparing the statement of cash flows, cash consists of the following:

	December 31, 2020
Cash	$ 67,890
Cash at clearing organization	140
Deposits with clearing organization	50,000
Total cash shown in the Statement of Cash Flows	$ 118,030

6. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

As of December 31, 2020, the Company's assets measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Exchange traded fund	$ 4,126	-	-	$ 4,126

7. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2020, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

7. Lease *(continued)*

On February 11, 1999, the Company entered into a lease for office space in La Jolla, California that commenced on April 1, 1999 and, with lease extensions, will expire on March 31, 2021. For the year ended December 31, 2020, information pertaining to the lease was as follows:

Supplemental Information	
ROU asset on January 1, 2020	$ 29,188
Amortization of ROU asset as of December 31, 2020	(23,172)
ROU asset as of December 31, 2020	$ 6,016
Total operating lease cost included in rent on the Statement of Income	$ 24,188
Remaining lease term	3 months
Discount rate	5.0%

Maturity of operating lease liability	
2021	$ 7,336
Less discount	(30)
Total operating lease liability	$ 7,306

On January 27, 2021, the Company's office lease was amended to extend the term for a thirty-six month period that commences on April 1, 2021 and expires on March 31, 2024.

8. Note Payable

The Company received a loan from Bank of America, NA in the amount of $21,456 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is subject to a note dated May 1, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The note bears interest at a rate of one percent per annum and is payable in monthly installments of principal and interest over twenty-four months beginning ten months from October 19, 2021, the date of the covered period ends. The loan may be repaid at any time with no prepayment penalty. The Company has determined that it is eligible for complete forgiveness of the note. As of December 31, 2020, the Company was awaiting access to the bank's loan forgiveness portal to apply for complete forgiveness. The Company applied for complete loan forgiveness on January 21, 2021.

9. Revenue from Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

9. Revenue from Customers *(continued)*

The following provides detailed information on the recognition of revenues:

Commissions, Mutual Fund Fees, Mutual Fund Trails, and Fees from Trading ("Fees")

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues:

Disaggregation of Revenue

The following table presents the Company's revenue from customers by business activity and other sources of revenue for the year ended December 31, 2020:

	Institutional Investors	Private Client	Other	Total
Revenue from customers:				
Commissions	$ 273,087	$ 487	$ -	$ 273,574
Management fees	-	7,982	-	7,982
Mutual fund trails	-	8	-	8
Insurance	-	1,573	-	1,573
Consulting	5,600	-	-	5,600
Total revenue from customers	$ 278,687	$ 10,050	$ -	$ 288,737
Other sources of revenue:				
Interest income	-	-	331	331
Total other sources of revenue	-	-	331	331
Total revenue	$ 278,687	$ 10,050	$ 331	$ 289,068

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of payments. A receivable is recognized when a performance obligation is met prior to receiving payment. At January 1, 2020 and December 31, 2020, receivables related to revenue from RBC and were $23,410 and $13,179, respectively. There was no significant impairment related to these receivables during the year ended December 31, 2020.

9. Revenue from Customers *(continued)*

Contract Balances (continued)
Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Since the Company does not collect any fees in advance at quarter end, there is no deferred revenue as of January 1, 2020 and December 31, 2020.

Customer Costs
Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied over time.

10. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $129,340, which exceeded the requirement by $124,340. At December 31, 2020, the Company's debt equity ratio computed in accordance with Rule 15c3-1(d) was 4.16%.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

13. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of the Independent Registered Public Accounting Firm which is also the date the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Net capital		
Total stockholders' equity	$	110,388
Add: Other allowable credits		
Note payable		21,456
Less: Non-allowable assets		
Prepaid expense		1,885
Net capital before haircut	$	129,959
Haircut on investment in securities		619
Net capital	$	129,340
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $5,376 or $5,000, whichever is greater		5,000
Excess Net Capital	$	124,340

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2020

Net capital, as reported in Company's		
Part II of Form X-17-A-5 as of December 31, 2020	$	107,885
Decrease in stockholders' equity		(1)
Increase in other allowable credits		21,456
Net Capital Per Above Computation	$	129,340

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

A computation of reserve requirements is not applicable to the Company as it qualifies for exemption under Rule 15c3-3(k)(2)(ii). All transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Information relating to possession or control requirements is not applicable to the Company as it qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PBK-RP-6: Exemption Report Review—No Exceptions to Exemption Provisions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Higgins Capital Management, Inc.

Iha ve reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Higgins Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Higgins Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:k(2)(ii)(exemption provisions) and (2) Higgins Capital Management, Inc. stated that Higgins Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Higgins Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Higgins Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, Ido not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2021

HIGGINS CAPITAL
MANAGEMENT, INC.
We Quarterback Money®

SEA RULE 15c3-3 EXEMPTION REPORT

February 9, 2021

I, Deborah M. Higgins, President of Higgins Capital Management, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2020 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Deborah M. Higgins
President